                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                                 COMMISSION FILE NUMBER:  0-7282

            COMPUTER HORIZONS CORP.          THE NASDAQ STOCK MARKET LLC
 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                            49 OLD BLOOMFIELD AVENUE
                          MOUNTAIN LAKES, NJ 07046-1495
                                 (973) 299-4000
    (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                      (Description of class of securities)

Please  place an X in the box to  designate  the rule  provision  relied upon to strike the class of securities from listing and registration:

|_|   17 CFR 240.12d2-2(a)(1)

|_|   17 CFR 240.12d2-2(a)(2)

|_|   17 CFR 240.12d2-2(a)(3)

|_|   17 CFR 240.12d2-2(a)(4)

|_|   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

|X|   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Computer
Horizons Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

       March 23, 2007    By: /s/ Dennis J. Conroy        Chief Executive Officer
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           Date                       Name                         Title